UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(CHECK ONE):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form N-SAR

	For Period Ended:	December 31, 2002

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transaction Period Ended:

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

YouthStream Media Networks, Inc.
Full Name of Registrant

Former Name if Applicable

244 Madison Avenue, PMB 358
Address of Principal Executive Office (Street and Number)

New York, New York 10016
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Effective January 24, 2003, the Company completed a Restructuring Agreement entered into on January 20, 2003. Under the terms of the Restructuring Agreement, at the closing of the transaction, the Board of Directors resigned and a new Board of Directors was appointed. In addition, new officers were appointed. As a result, the Company has experienced a delay assembling the information necessary to complete and file the December 31, 2002 Form 10-Q Quarterly Report by February 14, 2003.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Robert N. Weingarten	(212)	622-7300
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes			☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes			☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

During the fiscal years ended June 30, 2001 and 2002, the Company, through its subsidiaries, operated in two business segments, media and retail. On August 5, 2002, subsidiaries of the Company sold substantially all of the assets of the media business segment to a subsidiary of Alloy, Inc. ("Alloy"), which also assumed certain of the liabilities related to the media business. The Company discontinued any remaining media operations that were not sold to Alloy. Net cash proceeds from the sale of the media business segment were approximately $6,900,000. As a result of this sale, the operations of the media business segment have not been included in the consolidated results of operations of the Company subsequent to the sale date. The Company's unaudited consolidated financial statements for the three months and six months ended December 31, 2001 will be restated to reflect the operations of the media business segment as a discontinued operation.

As a result of the closure of the Company's corporate offices in November 2002, the completion of the Restructuring Agreement on January 24, 2003, and the subsequent appointment of new management, the Company is currently unable to provide a reasonable estimate of the results of operations for the three months ended December 31, 2002.

YouthStream Media Networks, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	February 14, 2003	By	/s/ Robert N. Weingarten
Robert N. Weingarten Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).